EXHIBIT 10(AC)(1)

EXECUTION VERSION

AMENDMENT NO. 1 TO
PURCHASE AND SALE AGREEMENT

THIS AMENDMENT NO. 1 (this "*Amendment No. 1*") to the PURCHASE AND SALE AGREEMENT, dated as of January 28, 2004 (the "*Purchase and Sale Agreement*"), by and between Perryville Energy Partners, L.L.C., a limited liability company organized and existing under the laws of the State of Delaware ("*Seller*"), and Entergy Louisiana, Inc., a corporation organized and existing under the laws of the State of Louisiana ("*Purchaser*"), is made and entered into as of May 7, 2004 (the "*Effective Date*"). Capitalized terms used herein but not otherwise defined will have the respective meanings ascribed to them in the Purchase and Sale Agreement.

RECITALS

A.   Seller and Purchaser have entered into the Purchase and Sale Agreement with respect to the sale and assignment of all of Seller's and the Assigning Affiliates' right, title and interest in, to and under the Project, and certain properties and assets associated therewith or ancillary thereto, to Purchaser on the terms and subject to the conditions set forth therein.

B.   Seller has filed a voluntary petition initiating a case under chapter 11 of the Bankruptcy Code in the Bankruptcy Court and intends that the Transactions shall be implemented through the filing of a motion for the sale of the Purchased Assets pursuant to Sections 363 and 365 of the Bankruptcy Code in accordance with the terms of the Purchase and Sale Agreement, in which case the consummation of the Transactions shall be subject to the entry by the Bankruptcy Court of the Approval Order, approving the Transactions.

C.   In accordance with Section 11.1 of the Purchase and Sale Agreement, Seller and Purchaser desire to make immaterial modifications to the Cap Ex/O&M Budget that is attached as an annex to Schedule 1.1A of the Purchase and Sale Agreement.

ACCORDINGLY, the parties hereto hereby agree as follows:

Section 1.1   Amendment.

The Cap Ex/O&M Budget that is attached as an annex to Schedule 1.1A of the Purchase and Sale Agreement is hereby amended and restated in its entirety and attached hereto as *Exhibit A*.

Section 1.2   Effectiveness.

(a)   This Amendment No. 1 shall be effective as of the Effective Date.

(b)   This Amendment No. 1 constitutes the entire agreement, and supersedes all prior agreements and understandings (both written and oral), between the parties hereto with respect to the subject matter hereof. Except as expressly provided herein, the Purchase and Sale Agreement shall remain in full force and effect without modification or alteration.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be executed by their duly authorized representatives as of the Effective Date.

PERRYVILLE ENERGY PARTNERS, L.L.C.,
a Delaware limited liability company

By   /s/ Samuel H. Charlton III
      Name: Samuel H. Charlton III
      Title: Manager

ENTERGY LOUISIANA, INC.,
a Louisiana corporation

By   /s/ E. Renae Conley
      Name: E. Renae Conley
      Title: President and Chief Executive Officer

[Signature page to Amendment No. 1 to Purchase and Sale Agreement]